U.S. SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC File No. : 000-26315

                                                        CUSIP No. :    37364Q104
(Check one):

[X]Form 1O-K    [ ]Form 20-F    [ ]Form 11-K     [ ]Form 10-Q    [ ]Form N-SAR

         For Period Ended: DECEMBER 31, 2004
                           -----------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: _____

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 ------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

         GEOTEC THERMAL GENERATORS, INC.
         -------------------------------
         Full Name of Registrant

         NOT APPLICABLE
         -------------------------
         Former Name if Applicable

         110 EAST ATLANTIC AVENUE, SUITE 200
         ---------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

         DELRAY BEACH, FLORIDA 33444
         ---------------------------
         City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -  NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N- SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         As a result of a recently announced series of complex transactions, the Form 10-KSB for the fiscal year ended December 31, 2004 cannot be filed within the prescribed time period as additional time is needed to properly analyze and evaluate these transactions and to provide proper disclosure in the financial statements related thereto.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         W. Richard Lueck                954-340-4694
         ------------------------------------------------------
         (Name)                   (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings sto be included in the subject report or portion thereof? [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         GEOTEC THERMAL GENERATORS, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          GEOTEC THERMAL GENERATORS, INC.

Date: March 31, 2005                      By:    /s/ W. Richard Lueck
                                                 ------------------------
                                                 W. Richard Lueck, President